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                          May 27, 2021

       Thomas Andrew Crockett
       Chief Executive Officer
       KalVista Pharmaceuticals, Inc.
       55 Cambridge Parkway
       Suite 901E
       Cambridge, MA 02142

                                                        Re: KalVista
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 21, 2021
                                                            File No. 333-256378

       Dear Mr. Crockett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert A. Freedman,
Esq.